[GRAPHIC APPEARS HERE]	Corporate Headquarters. 1526 Cole Boulevard Suite 300 Golden, Colorado 80401 Telephone: 303-233-3500 Facsimile: 303-235-4399 website: www.acttel.com

February 2, 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 3720

Washington, D.C. 20549

Re:	ACT Teleconferencing, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed April 17, 2006

Form 10-Q for Fiscal Quarter Ended June 30, 2006 and September 30, 2006

File No. 0-27560

Dear Mr. Spirgel:

I am writing to confirm ACT Teleconferencing, Inc.’s (“ACT”) proposed schedule for responding to comments raised by the Securities and Exchange Commission (the “SEC”) in its letter to Chief Financial Officer Mr. Rick Fresia dated January 19, 2007 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

As discussed in a telephone conversation between Beth Nogues of ACT, Inessa Kessman, Senior Staff Accountant of the SEC, and myself on February 1, 2007, it appears we need to do additional research to adequately address all of the SEC’s concerns. ACT plans to respond to the Comment Letter on or before February 16, 2007.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 233-3500.

Sincerely,

Rick Fresia

Chief Financial Officer